ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (this "Agreement") is made and entered into as of the 14th day of January, 2005 (the "Effective Date") by and among PFT Roberson, Inc., an Illinois corporation ("PFT"), and CX Roberson, Inc., an Illinois corporation ("CX" and together with PFT, collectively referred to as the "Seller"), and Celadon Trucking Services, Inc., a New Jersey corporation (the "Purchaser").

RECITALS

CX is a wholly owned subsidiary of PFT. CX owns and operates a commercial van trucking business that operates and provides services to customers throughout the United States (the "Business").

Purchaser desires to purchase certain assets and assume certain liabilities of the Business, and Seller desires to sell such assets and assign such liabilities to Purchaser upon the terms and conditions set forth in this Agreement.

Seller, singly or collectively, constitute the sole legal and beneficial owner(s) of the Purchased Assets (as hereinafter defined).

     NOW, THEREFORE, in consideration of the mutual promises and covenants contained in this Agreement, the parties hereby agree as follows:

1.   PURCHASE AND SALE OF ASSETS.

   1.1   Purchase and Sale.

(a)   Simultaneous with the execution of this Agreement, Purchaser shall purchase from Seller, and Seller shall sell to Purchaser, all of Seller’s right, title and interest in and to the assets described on Exhibit A, which is attached to this Agreement and incorporated by this reference herein (collectively the "Purchased Assets").

(b)   Notwithstanding anything in this Agreement to the contrary, the Purchased Assets shall not include any item not specifically identified in Section 1.1(a) (the “Excluded Assets”). The Excluded Assets shall include, without limitation, the following:

   (i)            Seller’s articles of incorporation, bylaws, minute books, income tax returns, books and records;

   (ii)   All cash and cash equivalents, including cash on hand or in bank accounts, certificates of deposit, commercial paper and securities;

  (iii)   All governmental permits that are not transferable by the terms thereof or by operation of law;

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 (iv)   All of Seller's customer accounts receivables, notes receivable, negotiable instruments, chattel paper and driver receivables;

 (v)   All of Seller's supplies, furniture, fixtures and inventories;

(vi)   All of Seller's real estate, including any buildings and improvements owned by Seller and all real estate leases;

(vii)   All of Seller’s prepaid amounts, insurance policies (including any premium refunds), insurance proceeds, deposits, advances, tax refunds, rights to payments under letters of credit and/or other prepaid expenses;

(viii)   All stock and/or other ownership interests in and all assets held by any and all other entities owned by PFT;

(ix)    All of Seller’s additional property, assets, capital stock, rights, claims, causes of action, contracts, records and goodwill relating to the Business other than the Purchased Assets;

(x)    Any judgment (amounts awarded for interest, court costs, and/or attorneys fees and other litigation expenses) entered in that certain case styled as PFT Roberson, Inc. v. Volvo Trucks North America, Inc., et al, case number 02-2096 in the United States District Court, Central District of Illinois, Urbana Division; and

(xi)   Seller’s rights under this Agreement and the other agreements, certificates and instruments to be executed by Seller in connection with or pursuant to this Agreement.

1.2   Assumption of Liabilities. Simultaneous with the execution of this Agreement, the Purchaser shall assume and be solely responsible for those liabilities and obligations to be performed after the Effective Date under the contracts, leases, agreements and/or permits assigned to Purchaser and specifically listed on Schedule 1.2, but specifically excluding any liabilities or obligations that are a result of or caused by a breach or default of Seller or any of its affiliates prior to the Effective Date (collectively, the “Assumed Liabilities”).

1.3   Excluded Liabilities. Except for the Assumed Liabilities, Purchaser does not assume and shall not be responsible for any liabilities or obligations of Seller, of any kind or nature, whether or not relating to the Business or the Purchased Assets, whether known or unknown, absolute, accrued, contingent or otherwise, or whether due or to become due, arising out of events or transactions or facts occurring on, prior to, or after the Effective Date (collectively the “Excluded Liabilities”), including, but not limited to, the following Excluded Liabilities:

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  (a)   all liabilities and obligations of any kind existing as of the Effective Date owed or owing by the Business to any shareholder of Seller and/or any affiliate of Seller;

  (b)   all liabilities and obligations relating to current or former employees, agents, consultants or other independent contractors of the Seller, whether or not such persons are employed by the Purchaser after the Effective Date, relating to services performed, benefit accruals or claims accrued or incurred prior to the Effective Date or with respect to employee benefit plans, programs or arrangements at any time on or after the Effective Date, including but not limited to, any “employee benefit plan,” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, (“ERISA”) and all retirement, stock, stock option, welfare benefit, savings, deferred compensation, incentive compensation, paid time off, severance pay, salary continuation, disability, fringe benefit, compensation, accrued payroll, accrued vacation pay, sick leave, severance, worker's compensation, unemployment compensation, employee welfare or retirement benefits (including any liability or obligation of the Seller under any welfare plan or policy for continuing health coverage), and other employee benefit arrangements, plans, policies, or practices maintained, contributed to, or required to be contributed by the Seller or any ERISA Affiliate (defined as any person, entity, any trade or business (whether or not incorporated) that is treated as a single employer with the Seller under Section 414 of the Code) or with respect to which the Seller or any ERISA Affiliate may have any liability (collectively the "Benefit Plans") or obligations under any employment agreement or arrangement, liabilities under the Worker Adjustment and Retraining Notification (“WARN”) Act and obligations or agreements to rehire or give preferential treatment to laid-off or terminated employees;

  (c)   all liabilities and obligations, whether absolute, accrued, contingent or otherwise, for federal, state, county, local, foreign or other income, sales, use, real estate, property, excise, employee payroll or other taxes or assessments (including interest and penalties) of any kind whatsoever relating to the Business for periods up to and including the Effective Date and any income taxes resulting from the transactions contemplated by this Agreement;

  (d)   any and all damages, losses, liabilities, actions, claims, costs and expenses (including, without limitation, closure costs, fines, penalties, expenses of investigation and remediation and ongoing monitoring and reasonable attorneys' fees) directly or indirectly based upon, arising out of, resulting from or relating to (i) any violation of any Environmental Law by the Seller or any person or entity acting on behalf of the Seller or the person from or through which the Seller acquired title on or prior to the Effective Date (including, without limitation, any failure to obtain or comply with any permit, license or other operating authorization under provisions of any Environmental Law), (ii) any and all liabilities under any Environmental Law arising out of or otherwise in respect of any act, omission, event, condition or circumstance occurring or existing in connection with the Business or the Purchased Assets on or prior to the Effective Date (including, without limitation, liabilities relating to (X) removal, remediation, containment, cleanup or abatement of the presence of any Regulated Substance, whether on-site or off-site and (Y) any claim by any third party, including without limitation, tort suits for personal or bodily injury, property damage or injunctive relief; and

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 (e)   all liabilities and obligations arising out of any lawsuit, action, proceeding, inquiry, claim, order or investigation by or before any governmental authority related to the Business arising out of events, transactions, facts, acts or omissions which occurred prior to or on the Effective Date, including, without limitation, personal injury or property damage, product liability or strict liability.

         1.4   Purchase Price. The aggregate purchase price to be paid by Purchaser to Seller for the Purchased Assets ("Purchase Price") shall be $22,700,000.00, subject to any post-closing adjustment required by Sections 1.6 of this Agreement.

         1.5   Payment of the Purchase Price. The Purchase Price shall be payable by Purchaser upon execution of this Agreement as follows:

(a)   $1,500,000.00 of the Purchase Price (the "Escrow Amount") shall be paid to Main Street Bank and Trust (the “Escrow Agent”) to be held in an interest-bearing, escrow account subject to the terms of the Escrow Agreement dated the Effective Date among Seller, Purchaser and Escrow Agent. A copy of the Escrow Agreement is attached hereto as Exhibit B and incorporated by this reference herein.

(b)   $950,000.00 of the Purchase Price (the "Accrual Escrow Amount") shall be paid to Main Street Bank and Trust (the “Accrual Escrow Agent”) to be held in an interest-bearing, escrow account subject to the terms of the Accrual Escrow Agreement dated the Effective Date among Seller, Purchaser and Accrual Escrow Agent. A copy of the Accrual Escrow Agreement is attached hereto as Exhibit C and incorporated by this reference herein.

(c)   $712,649.00 of the Purchase Price (the “Strategic Capital Amount”) shall be paid to Seller or, at Seller’s direction, to Strategic Capital Bank, upon satisfaction of the conditions set forth in Section 7.8 of this Agreement.

(d)   The remainder of the Purchase Price, $19,537,351.00 shall be paid to Seller or at Seller’s direction by wire transfer or other form of readily available funds simultaneous with the execution of this Agreement.

        1.6    Post-Closing Adjustments. As soon as practicable following the Effective Date, Purchaser shall have the condition of all rolling stock included in the Purchased Assets inspected by an independent inspector (the “Inspections”) to (i) determine whether all units meet the Department of Transportation (“DOT”) vehicle inspection requirements and (ii) to determine whether any units have damage (excluding normal wear and tear) in excess of $500.00 (“Excess Damage”). For all tractors included in the rolling stock, the Inspections shall be performed by the earlier of (x) the third dispatch of the tractor immediately following the Effective Date or (y) the thirtieth (30th) day following the Effective Date. Each tractor Inspection shall be performed by a Freightliner dealership located near the Purchaser turn-in location for such tractor. For all trailers included in the rolling stock, the Inspections shall be performed by the earlier of (1) the third dispatch of the trailer immediately following the Effective Date or (2)

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the sixtieth (60th) day following the Effective Date. Each trailer Inspection shall be performed by a Transport International Pool facility located near the Purchaser turn-in location for such trailer. Immediately upon completion of the Inspections, but in any event within sixty (60) days of the Effective Date, Purchaser shall submit to Seller a written report (the “Inspection Report”) regarding the condition on the Effective Date of each item of rolling stock included in the Purchased Assets that failed to meet the DOT vehicle inspection requirements and/or had Excess Damage (the “Nonconforming Items”). The Inspection Report shall include the following information as of the Effective Date for each of the Nonconforming Items:

(a)   The description of the Nonconforming Item used on Exhibit A of this Agreement, including any vehicle identification number or other identifying number.

(b)   A detailed description of (i) the violation(s) of DOT vehicle inspection requirements and/or (ii) the Excess Damage that existed on the Effective Date.

(c)   For each tractor, the good faith estimate of the Freightliner dealership that performed the Inspection, and for each trailer, the good faith estimate of the Trailer International Pool facility that performed the Inspection of the dollar amount of repairs in excess of $500.00 required for each Nonconforming Item to meet the requirements set forth in this Section 1.6 as of the Effective Date (the “Nonconforming Amount”).

(d)   The total of all Nonconforming Amounts claimed by Purchaser.

Seller shall promptly review the Inspection Report and notify Purchaser in writing regarding any disputed Excess Damage Amounts. Within ninety (90) days immediately following the Effective Date, Purchaser and Seller shall use commercially reasonable efforts to resolve such disputes. If the parties are unable to resolve such disputes, the dispute resolution provisions of Section 7.7 shall apply. If the Nonconforming Amount for any individual tractor exceeds $10,000.00 and/or if the Nonconforming Amount for any individual trailer exceeds $2,000.00 then Seller may, in its sole discretion, elect to (i) accept the Nonconforming Amount or (ii) substitute as the Nonconforming Amount for such Nonconforming Item the amount stated on Exhibit A for such Nonconforming Item.

As soon as practicable after the Effective Date, but in any event within five (5) business days immediately following the Effective Date, Purchaser shall take inventory of the Rolling Stock to determine its location. Purchaser shall promptly submit to Seller a written list of any and all missing Rolling Stock (the “Missing Rolling Stock”). Until the expiration of the 45-day inspection period, Purchaser shall use diligent efforts to locate the Missing Rolling Stock. Upon the earlier of the first dispatch by Purchaser of any item of Missing Rolling Stock or Purchaser’s discovery of the location of such item of Missing Rolling Stock, Purchaser shall promptly notify Seller and such item of Missing Rolling Stock shall be removed from the list of Missing Rolling Stock. All items of Missing Rolling Stock that are not dispatched and/or located by Purchaser by the 60th day following the Effective Date shall be treated as Nonconforming Items and the dollar amount included on Exhibit A for each item of Missing Rolling Stock shall be treated as a Nonconforming Amount.

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Purchaser shall be entitled to a credit against the Purchase Price (the “Post-closing Credit”) for (y) the amount of any unpaid repair bills, towing charges, storage expenses and any other expenses Purchaser is required to pay to take possession, due on the Effective Date that are applicable to Rolling Stock in the possession on the Effective Date of the person or entity that performed the repairs and (z) the aggregate Nonconforming Amount (including amounts for Missing Rolling Stock) agreed upon by the parties. Notwithstanding anything in this Agreement to the contrary, the amount of the Post-closing Credit shall be limited to $1,500,000.00. Purchaser’s sole remedy for Damaged Items and/or Missing Rolling Stock shall be the Post-closing Credit. Notwithstanding anything in this Agreement to the contrary, Purchaser shall not be entitled to a Post-closing Credit for any item of Rolling Stock set forth on Schedule 1.6.

If the Post-closing Credit is less than $1,500,000.00, then the Escrow Agent shall (i) return the portion of the Escrow Amount equal to the Post-closing Credit, plus accrued interest on the returned portion, to Purchaser and (ii) pay the remainder of the Escrow Amount, plus accrued interest on the remainder portion, to Seller. If the Post-closing Credit is equal to or greater than $1,500,000.00, then the Escrow Agent shall return the entire Escrow Amount, plus accrued interest, to Purchaser.

As soon as practicable, but in any event within ten (10) days after the parties agree on the amount of the Post-closing Credit, Purchaser shall return to Seller (a) all Nonconforming Items for which Seller elected to substitute the Exhibit A amount as the Nonconforming Amount in the calculation of the Post-closing Credit and (b) all title certificates, lien releases and/or other documents relating to the Missing Rolling Stock.

 1.7   Allocation of Income and Expenses. All revenue from loads delivered prior to 11:59 p.m. CST on the Effective Date shall belong to Seller, and all revenue from loads delivered after 11:59 p.m. CST on the Effective Date (the “Post-closing Loads”) shall belong to Purchaser. As soon as reasonably practicable after the Effective Date, but in any event within thirty (30) days following the Effective Date, representatives of Seller and Purchaser shall examine all relevant books and records of the Business as of the Effective Date to determine (i) the time and date of delivery and the division of revenue from loads in transit immediately prior to and/or immediately after the Effective Date and (ii) the amount of direct expenses incurred by Seller for Post-closing Loads (the “Direct Expenses”). Direct Expenses shall be calculated at seventy-two cents ($0.72) per mile for the billed miles of the Post-closing Load. Purchaser shall promptly reimburse Seller for the Direct Expenses within ten (10) business days after determination. If the parties are unable to agree on the amount of the reimbursement for Direct Expenses, the dispute resolution provisions of Section 7.7 shall apply.

 1.8   Allocation of Purchase Price. The Purchase Price shall be allocated among the Purchased Assets as set forth on Schedule 1.8 which is attached hereto and incorporated by this reference herein. Seller and Purchaser each agree to comply with the requirements of Section 1060 of the Internal Revenue Code and to report the federal, state and local income and other tax consequences of the transactions contemplated herein in a manner consistent with the purchase price allocation set forth on Schedule 1.8.

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 1.9   Sales, Use and Other Taxes. In the event that any sales, use, transfer, license, title or other similar taxes or charges are assessed on or after the Effective Date as a result of the transactions described in this Agreement, upon transfer and/or reissue of vehicle titles or at any time thereafter on the transfer of any of the Purchased Assets, then in each instance such taxes or charges incurred as a result of the transactions contemplated hereby shall be paid by Purchaser.

2.   CLOSING.

  Simultaneous with the execution of this Agreement on the Effective Date, Seller has executed and delivered to Purchaser such lease assignments, bills of sale and instruments of assignment and assumption as are necessary to convey title to the Purchased Assets and to constitute assignment and assumption of the Assumed Liabilities, and Purchaser has paid the Purchase Price to Seller and the Escrow Agent. All such actions shall be deemed to have been taken simultaneously at the time the last of any such actions is taken or completed.

3.   REPRESENTATIONS AND WARRANTIES OF SELLER. Seller hereby represents and warrants to Purchaser as follows:

3.1   Organization and Good Standing. PFT and CX are both corporations duly incorporated, validly existing and in good standing under the Laws of the state of Illinois.

3.2   Corporate Power. Seller has the corporate power, authority and legal right to execute, deliver and perform this Agreement.

3.3   Authorization, Binding Effect. The execution, delivery and performance of this Agreement and the other agreements, documents and instruments required to be delivered by Seller in accordance with the provisions of this Agreement (collectively the “Seller Documents”) and the underlying transactions contemplated by this Agreement and the Seller Documents have been duly authorized by Seller. This Agreement and the Seller Documents have been duly executed and delivered by each of PFT and CX. This Agreement is and the Seller Documents are the legal, valid and binding obligation of each of PFT and CX enforceable in accordance with their terms except as their enforceability may be limited by laws and/or equitable principles relating to or affecting creditors' rights.

3.4   No Conflicts; Consents and Approvals. The execution and delivery of this Agreement and the Seller Documents, the consummation of the transactions herein and therein contemplated, and the performance of, fulfillment of and compliance with the terms and conditions hereof and thereof by Seller do not and will not conflict with or result in a breach of the articles of incorporation or the bylaws of either PFT or CX. No authorization, approval, consent of, and no registration or filing with, any governmental or regulatory official body or authority is required in connection with Seller’s execution, delivery or performance of this Agreement or the Seller Documents.

3.5   Title to Properties. Seller has good and marketable title to the Purchased Assets. On the Effective Date, Purchaser will acquire all of Seller’s right, title and interest in and to all of the Purchased Assets, free and clear of any lien, claim or encumbrance. Within five (5) business days following the Effective Date, Seller shall deliver to Purchaser original title certificates for all rolling stock included in the Purchased Assets.

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3.6   Brokers and Finders. Except for Fort Dearborn Advisors, LLC, Seller has not engaged any person or entity to act or render services as a broker, finder or similar capacity that would be entitled to receive a fee and/or commission from Seller in connection with the transactions contemplated herein. No person or entity has, as a result of any agreement or action by Seller, any right or valid claim against Purchaser or any of Purchaser's affiliates for any commission, fee or other compensation as a broker or finder, or in any similar capacity in connection with the transactions contemplated herein.

3.7   Adverse Events. To Seller’s knowledge, without investigation and subject to the impact of the transactions contemplated by this Agreement and any other asset sale transactions Seller has and/or intends to enter into, Seller is not aware of any past, present or impending action or event, or threatened action or event, that would cause a material adverse affect on the Business in its current condition on the Effective Date.

3.8   Post-closing Actions. To the extent such efforts would not conflict with the interests of Seller’s creditors and/or shareholders, violate the terms of any agreement to which Seller is a party and/or violate any statute, law, rule, regulation, license, permit or other governmental authority, Seller shall use commercially reasonable efforts to reduce any expense and/or damage Purchaser might incur as a result of any voluntary bankruptcy filing or assignment for the benefit of creditors by Seller after the Effective Date.

4.   REPRESENTATIONS AND WARRANTIES OF PURCHASER. Purchaser hereby represents and warrants to Seller as follows:

4.1   Organization and Good Standing. Purchaser is a duly organized, validly existing and in good standing under the Laws of the State of New Jersey.

4.2   Corporate Power and Authority. Purchaser has the corporate power and authority to execute, deliver and perform this Agreement.

4.3   Binding Effect. This Agreement has been duly authorized, executed and delivered by Purchaser and is the legal, valid and binding obligation of Purchaser, enforceable in accordance with its terms except as their enforceability may be limited by laws and/or equitable principles relating to or affecting creditors' rights.

4.4   Brokers and Finders. Purchaser has not engaged any Person to act or render services as a broker, finder or similar capacity in connection with the transactions contemplated herein and no Person has, as a result of any agreement or action by Purchaser any right or valid claim against Seller, or any of its affiliates for any commission, fee or other compensation as a broker or finder, or in any similar capacity in connection with the transactions contemplated herein.

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5.   CERTAIN COVENANTS.

5.1   Consents and Approvals.

(a)   Each of the parties hereto shall, and shall cause each of its affiliates to, use its reasonable efforts in good faith to obtain at the earliest practicable date any approvals, authorizations and consents, including but not limited to the third party consents necessary to consummate the transactions contemplated by this Agreement and take such actions as the other parties may reasonably request to consummate the transactions contemplated by this Agreement. For a period of up to thirty (30) days immediately following the Effective Date, Seller shall use commercially reasonable efforts (which shall not require Seller to incur any expense) to cooperate with Purchaser in connection with Purchaser’s application for the transfer, renewal or issuance of any permits, licenses, plates, approvals or authorizations required to transfer the Purchased Assets from Seller to Purchaser.

(b)   Nothing in this Section 5.1 shall require a party to expend any monies to obtain any approval or consent required hereunder, except for customary attorneys’ fees and filing fees incident to the transactions contemplated hereby or as otherwise specifically required under this Agreement.

5.2   Employees.

(a)   Schedule 5.2(a) (the “Driver List”) sets forth the name of and other employment information for each employee driver, owner-operator driver and lease-purchase driver of Seller (collectively the “Drivers”) on the Effective Date. Notwithstanding anything in this Agreement to the contrary, Purchaser shall, on the Effective Date, offer employment (at the base compensation and wage levels and on other terms and conditions as the Purchaser shall determine in its sole discretion) to all Drivers on the Driver List, except those Drivers that fail to meet Purchaser’s standard driver employment requirements. Simultaneous with the execution of this Agreement, Purchaser shall deliver to Seller a list of the Drivers to whom Purchaser intends to make offers of employment (the “Hired Driver List”) and a list of the Drivers to whom Purchaser does not intend to make offers of employment (the “Non-hired Drivers List”). By 5:00 p.m. CST on the fifth (5th) business day immediately following the Effective Date, Purchaser shall deliver to Seller a list of the Drivers that accepted employment with Purchaser.

(b)   On the Effective Date, Seller and/or Purchaser shall contact all of the Drivers on the Non-hired Driver List and instruct them to deliver to the nearest Purchaser turn-in location any rolling stock and/or other assets included in the Purchased Assets. The following Purchaser turn-in locations shall be used: Richmond, Virginia, Indianapolis, Indiana, Waxahachie, Texas and Laredo, Texas. Notwithstanding anything in this Agreement to the contrary, the Non-hired Drivers shall not be deemed to be employees of Purchaser for any reason, including but not limited to repositioning the rolling stock to Purchaser’s turn-in locations. Purchaser shall arrange and pay for the

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reasonable transportation expense to relocate all Non-hired Drivers from the Purchaser turn-in location to the Non-Hired Driver’s home. Within ten (10) business days following the Effective Date, (i) Seller and Purchaser shall calculate and agree on the amount of repositioning expense incurred by Seller at the rate of seventy-two cents ($0.72) per billed mile to get the rolling stock delivered to the Purchaser turn-in locations and (ii) Purchaser shall reimburse Seller at the rate of seventy-two cents ($0.72) per billed mile for repositioning expenses incurred by Seller. If the parties are unable to agree on the amount of the reimbursement for repositioning expenses, the dispute resolution provisions of Section 7.7 shall apply.

(c)   To facilitate the repositioning of rolling stock in the possession of Non-hired Drivers on the Effective Date, Purchaser shall lease all such rolling stock to Seller from the Effective Date until such rolling stock is delivered to one of the Purchaser turn-in locations. Simultaneous with the execution of this Agreement, Seller and Purchaser shall enter into the Equipment Lease attached as Exhibit D to this Agreement and incorporated by this reference herein.

(d)   Schedule 5.2(d) (the “Non-Driver List”) sets forth the name of and other employment information for each non-driver employee of Seller (the “Non-Drivers”) on the Effective Date. Simultaneous with the execution of this Agreement, the Purchaser shall deliver to Seller a list of the Non-Drivers to whom Purchaser intends to offer employment (at the base compensation and wage levels and on other terms and conditions as the Purchaser shall determine in its sole discretion). By 5:00 p.m. CST on the fifth (5th) business day immediately following the Effective Date, Purchaser shall deliver to Seller a list of the Non-Drivers that accepted employment with Purchaser.

(e)   On or after the Effective Date, Seller shall send the notices required by the Worker Adjustment and Retraining (“WARN”) Act.

(f)   Seller shall estimate as of the Effective Date the amount of all accrued wages, accrued vacation pay and/or employee health insurance claims for which Seller has "self-insured" liability under Seller's group health insurance plans (the "Employee Accruals"). Purchaser shall pay the Accrual Escrow Amount directly to the Accrual Escrow Agent in escrow to be used by the Accrual Escrow Agent to pay the Employee Accruals. Notwithstanding the foregoing escrow arrangement, Purchaser is not assuming, and shall under no circumstances be deemed to have assumed, any liabilities or obligations with respect to the Employee Accruals.

(g)   Notwithstanding anything set forth below or herein to the contrary, (i) nothing in this Agreement shall create any obligation on the part of the Purchaser to continue the employment of any employee hired from Seller for any definite period following the Effective Date, and (ii) nothing in this Agreement shall preclude the Purchaser from altering, amending, or terminating any of its employee benefit plans, or the participation of any of its employees in such plans, at any time. No employee or former employee of the Seller, including any beneficiary or dependent thereof, or any other person not a party to this Agreement, shall be entitled to assert any claim hereunder as a third-party beneficiary to this Agreement.

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5.3   Driver Escrow Accounts. Within thirty (30) days after Seller receives the list of Drivers that accepted employment from Purchaser, Seller shall pay each Driver hired by Purchaser an amount equal to the difference between (i) the driver escrow amount held by Seller on the Effective Date and (ii) any amounts the Driver owes Seller on the Effective Date.

5.4   Collection of Seller Account Receivables.

(a)   From and after the Effective Date, Purchaser shall provide Seller with reasonable assistance with respect to Seller's collection of its existing accounts receivables associated with the Business and which are not Purchased Assets. Within five (5) days of receipt, Purchaser shall remit to Seller all payments received by Purchaser from customers for revenue that accrued prior to the Effective Date (which, for the avoidance of doubt, shall exclude revenues relating to Post-closing Loads).

(b)   From and after the Effective Date, Seller shall provide Purchaser with reasonable assistance with respect to Purchaser’s collection of accounts receivables associated with the Business. Within five (5) days of receipt, Seller shall remit to Purchaser all payments received by Seller from customers for revenue that accrued after to the Effective Date (which, for the avoidance of doubt, shall include revenues relating to Post-closing Loads).

(c)   For not less than 180 days after the Effective Date, Purchaser and Seller shall keep accurate records of all payments received in connection with the Business and allow each other reasonable access to such records for the purpose of verifying the amount and application of such payments to the period before or after the Effective Date.

5.5   “As Is” Transaction. Purchaser hereby acknowledges and agrees that, except as otherwise expressly provided in this Agreement, Seller makes no representations or warranties whatsoever, express or implied, with respect to any matter relating to the Purchased Assets, including, without limitation, income to be derived or expenses to be incurred in connection with the Purchased Assets, the physical condition of any of the Purchased Assets, the value of the Purchased Assets (or any portion thereof), the transferability of the Purchased Assets, the terms, amount, validity or enforceability of any Assumed Liabilities, THE MERCHANTABILITY OR FITNESS OF THE PERSONAL PROPERTY OR ANY OTHER PORTION OF THE PURCHASED ASSETS FOR ANY PARTICULAR PURPOSE, OR ANY OTHER MATTER OR THING RELATING TO THE PURCHASED ASSETS OR ANY PORTION THEREOF. WITHOUT IN ANY WAY LIMITING THE FOREGOING, SELLER HEREBY DISCLAIMS ANY WARRANTY, EXPRESS OR IMPLIED, OF MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE AS TO ANY PORTION OF THE PURCHASED ASSETS. Purchaser further acknowledges that Purchaser has conducted an independent inspection and investigation of the physical condition of the Purchased Assets and all such other matters relating to or affecting the Purchased Assets as Purchaser deemed necessary or appropriate and that in proceeding with its acquisition of the Purchased Assets, except for any representations and warranties expressly set forth in this Agreement, Purchaser is doing so based solely upon such independent inspections and

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investigations. ACCORDINGLY, EXCEPT WITH RESPECT TO ANY REPRESENTATIONS AND WARRANTIES OF SELLER EXPRESSLY SET FORTH IN THIS AGREEMENT, PURCHASER WILL ACCEPT THE PURCHASED ASSETS ON THE EFFECTIVE DATE “AS IS,” “WHERE IS,” AND “WITH ALL FAULTS.” Purchaser hereby irrevocably waives all claims against Seller with respect to the Purchased Assets, other than the Post-closing Credit and/or claims for breach of the representations, warranties and covenants specifically set forth in this Agreement. Notwithstanding the foregoing and subject to any manufacturer restrictions, Seller shall use commercially reasonable efforts to assign to Purchaser any and all manufacturers’ warranties applicable to the Purchased Assets if such manufacturers’ warranties are transferable. Notwithstanding anything contained in this Section 5.5 to the contrary, nothing in this Section 5.5 shall limit Purchaser’s right to conduct the Inspections or to make claims against the Escrow Amount for any Post-closing Credit resulting from such Inspections.

5.6   Transition Services Agreement. For a period of thirty (30) days immediately following the Effective Date, Seller shall (i) continue to employ the Non-Drivers not offered employment by Purchaser that are listed on Schedule 5.6 and (ii) use reasonable efforts to assist Purchaser with transition of the Business from Seller to Purchaser. Purchaser shall reimburse Seller for (a) the cost of continuing to employ the Non-Drivers listed on Schedule 5.6 for the full 30-day period and (b) other direct and indirect expenses incurred by Seller during the 30-day transition period on the terms set forth in the Transition Services Agreement attached hereto as Exhibit E and incorporated by this reference herein.

6.   INDEMNIFICATION.

6.1   Indemnification of Purchaser. Subject to the limitations set forth in Sections 6.3 and 6.4, Seller shall indemnify and hold Purchaser harmless from, against, for and in respect of (i) any and all damages, losses, settlement payments, obligations, liabilities, claims, actions or causes of action and encumbrances suffered, sustained, incurred or required to be paid by Purchaser, net of any resulting income tax benefits to Purchaser, (A) because of the breach of any written representation, warranty, agreement or covenant of Seller contained in this Agreement or (B) in respect of any liability arising out of any transaction or event relating to the Purchased Assets or the operation of the Business (other than the Assumed Liabilities) occurring prior to or on the Effective Date; and (ii) all reasonable costs and expenses (including, without limitation, attorneys' fees, interest and penalties) incurred by Purchaser in connection with any action, suit, proceeding, demand, assessment or judgment incident to any of the matters indemnified against in this Section 6.1.

6.2   Indemnification of Seller. Subject to the limitations set forth in Sections 6.3 and 6.4, Purchaser shall indemnify and hold Seller harmless from, against, for and in respect of any and all damages, losses, settlement payments, obligations, liabilities, claims, actions or causes of action and encumbrances suffered, sustained, incurred or required to be paid by Seller, net of any resulting income tax benefits to Seller, together with all reasonable costs and expenses (including, without limitation, attorneys' fees, interest and penalties) incurred by Seller in connection with any action, suit, proceeding, demand, assessment or judgment incident thereto (A) because of the breach of any written representation, warranty, agreement or covenant of Purchaser contained in this Agreement or (B) in respect of any of the Assumed Liabilities, or in respect of any liability arising out of any transaction or event relating to the Purchased Assets occurring after the Effective Date.

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6.3   Survival of Representations, Warranties and Covenants. All representations, warranties, covenants and agreements made by any party to this Agreement or pursuant hereto shall be deemed to be material and to have been relied upon by the parties hereto, and shall survive the execution hereof, notwithstanding any investigation conducted at any time with respect to such representations and warranties, for six (6) months immediately following the Effective Date or until the resolution, pursuant to the dispute resolution provisions of Section 7.7, of any dispute for which written notice of such dispute was received by the Indemnifying Party (as defined below) prior to the expiration of such 6-month period. Notice of any claim, whether made under the indemnification provisions hereof or otherwise, based on a breach of a representation, warranty, covenant or agreement must be given prior to the expiration of such representation, warranty, covenant or agreement; and any claim not made within such period shall be of no force or effect.

6.4   General Rules Regarding Indemnification. The obligations and liabilities of each indemnifying party hereunder with respect to claims resulting from the assertion of liability by the other party shall be subject to the following terms and conditions:

        (a)     The indemnified party shall give prompt written notice (which in no event shall exceed 30 days from the date on which the indemnified party first became aware of such claim or assertion) to the indemnifying party of any claim which might give rise to a claim by the indemnified party against the indemnifying party based on the indemnity agreements contained in Sections 6.1 or 6.2 hereof, stating the nature and basis of said claims and the amounts thereof, to the extent known;

(b)   If any action, suit or proceeding is brought against the indemnified party with respect to which the indemnifying party may have liability under the indemnity agreements contained in Sections 6.1 or 6.2 hereof, the action, suit or proceeding shall, at the election of the indemnifying party, be defended (including all proceedings on appeal or for review which counsel for the indemnified party shall deem appropriate) by the indemnifying party. The indemnified party shall have the right to employ its own counsel in any such case, but the fees and expenses of such counsel shall be at the indemnified party's own expense unless the employment of such counsel and the payment of such fees and expenses both shall have been specifically authorized in writing by the indemnifying party in connection with the defense of such action, suit or proceeding. Notwithstanding the foregoing, (A) if there are defenses available to the indemnified party which are inconsistent with those available to the indemnifying party to such extent as to create a conflict of interest between the indemnifying party and the indemnified party, the indemnified party shall have the right to direct the defense of such action, suit or proceeding insofar as it relates to such inconsistent defenses, and the indemnifying party shall be responsible for the reasonable fees and expenses of the indemnified party's counsel insofar as they relate to such inconsistent defenses (but shall not otherwise be obligated to raise or pursue such inconsistent defenses), and

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(B) if such action, suit or proceeding involves or could have an effect on matters beyond the scope of the indemnity agreements contained in Sections 6.1 and 6.2 hereof, the indemnified party shall have the right to direct (at its own expense) the defense of such action, suit or proceeding insofar as it relates to such other matters (but shall not otherwise be obligated to raise or pursue such other matters). The indemnified party shall be kept fully informed of such action, suit or proceeding at all stages thereof whether or not it is represented by separate counsel.

(c)   The indemnified party shall make available to the indemnifying party and its attorneys and accountants all books and records of the indemnified party relating to such proceedings or litigation and the parties hereto agree to render to each other such assistance as they may reasonably require of each other in order to ensure the proper and adequate defense of any such action, suit or proceeding.

(d)   The indemnified party shall not make any settlement of any claims without the written consent of the indemnifying party. The indemnifying party shall not settle any claims without the written consent of the indemnified party if the settlement would impose any cost or admission of liability upon the indemnified party.

(e)   An indemnified party shall not make any claim hereunder unless and until it has incurred claims, liabilities, damages and expenses of a cumulative aggregate in an amount (the “Basket Amount”) equal to $25,000, and shall thereafter be entitled to make a claim only for amounts in excess of such Basket Amount; provided, however, that this provision shall not limit or apply to any claim by Seller under Section 6.2 (B) or to any adjustment of the Purchase Price described in Section 1.4.

(f)   Except for any reduction in the Purchase Price for the Post-closing Credit, the Seller shall not be liable hereunder for damages in excess of a cumulative aggregate of $1,000,000 in excess of the Basket Amount.

(g)   In no event shall the indemnifying party be liable hereunder for consequential, exemplary, punitive or other speculative damages incurred by the indemnified party as a result of an indemnified claim, but shall be liable for such damages asserted by any third party against the indemnified party, subject to the limitations of this Article 6.

7.    POST CLOSING MATTERS.

7.1   Employee Benefits. Purchaser is not assuming any liability under any Benefit Plan with respect to any employee, former employee, dependent, beneficiary, or independent contractor and regardless of whether such liability is incurred prior to or after the Effective Date. All employees of Seller who accept employment with Purchaser on or after the Effective Date shall be new employees of Purchaser and any prior employment by Seller of such employees shall not affect entitlement to, or the amount of, salary or other cash compensation, current or deferred, which Purchaser may make available to its employees.

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7.2   Employees. For a period of thirty (30) days immediately following the Effective Date, Seller shall use commercially reasonable efforts to assist Purchaser in employing as new employees of Purchaser, the Drivers on the Hired Driver List and those Non-Drivers that Purchaser desires to hire.

7.3   Maintenance of Books and Records. Seller shall retain all material records relating to the Purchased Assets and/or the Business (the “Seller Records”) until the first (1st) anniversary of the Effective Date. After the expiration of the 30-day period covered by the Transition Services Agreement, Seller shall continue to provide Purchaser with reasonable access to the Seller Records during regular business hours. After expiration of the 30-day period covered by the Transition Services Agreement, Purchaser shall have the right to make copies of the Seller Records at Purchaser’s sole cost and expense. Without the prior written consent of Seller, Purchaser and its officers, directors and representatives shall not disclose trade secrets or confidential business information of Seller contained in the Seller Records except (i) as such disclosure is required by law or (ii) where such information becomes generally known or available to the public and/or to Purchaser’s competitors through sources other than Purchaser, its affiliates or its officers, directors or representatives.

7.4   Payments Received. Seller and Purchaser each agree that after the Effective Date they will hold and will promptly transfer and deliver to the other, from time to time as and when received by them, any cash, checks with appropriate endorsements (using commercially reasonable efforts not to convert such checks into cash), or other property that they may receive on or after the Effective Date that properly belongs to the other party, including without limitation any insurance proceeds, and will account to the other for all such receipts.

7.5   Use of Name. As soon as practicable after the Effective Date, Seller will sign such consents and take such other action as Purchaser shall reasonably request in order to permit Purchaser to use the name “CX Roberson” and variants thereof. From and after the Effective Date, Seller shall discontinue use of the name “CX Roberson” or any names similar thereto or variants thereof.

7.6   Further Assurances. From time to time after the Effective Date, Seller shall upon reasonable request from Purchaser, execute, acknowledge and deliver to Purchaser such other instruments and take such other actions and execute and deliver such other documents, certifications and further assurances as Purchaser may reasonably require to vest more effectively in Purchaser, or to put Purchaser more fully in possession of, any of the Purchased Assets. Each of the parties hereto shall cooperate with the other and execute and deliver to the other parties hereto such other instruments and documents and take such other actions as may be reasonably requested from time to time by any other party hereto as necessary to carry out, evidence and confirm the intended purposes of this Agreement.

7.7   Dispute Resolution. It is the intention of the parties that in the event any dispute arises under this Agreement, the parties shall first meet and confer with one another to attempt to negotiate a resolution of such dispute without recourse to arbitration and/or litigation. If, after commercially reasonable efforts to resolve any dispute arising under this Agreement, the parties are unable to agree, the dispute shall be submitted to arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association (“Rules”), and further subject to the following:

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(a)   There shall be one (1) independent arbitrator (“Arbitrator”) selected according to the Rules.

(b)   The Arbitrator shall determine what discovery shall be permitted, consistent with the goal of limiting the cost and time which the parties must expend for discovery; provided the arbitrator shall permit such discovery as he or she deems necessary to permit an equitable resolution of the dispute.

(c)   The determination of the Arbitrator shall be binding on the parties hereto, and shall not, absent bad faith on the part of the Arbitrator, be appealable or otherwise subject to challenge.

(d)   Judgment on any award rendered by the Arbitrator may be entered in any court having jurisdiction thereof.

(e)   The right to arbitration hereunder shall survive any termination of this Agreement.

(f)   The Arbitrator shall select an exclusive location for arbitration of any such dispute, controversy, or claim and such selection shall be limited to Champaign, Illinois or Indianapolis, Indiana.

(g)   The Arbitrator shall be directed that any arbitration under this Agreement shall be completed as soon a practicable after the filing of notice of a request for such arbitration, but in any event within ninety (90) days of the request for arbitration.

(h)   All payments determined by the Arbitrator shall be paid in U.S. funds by the responsible party within five (5) business days following determination thereof. A disputed performance or suspended performance pending the resolution of the arbitration shall be completed within a reasonable time period following the final decision of the arbitrator.

(i)   The arbitration proceedings and the decision shall not be made public without the joint consent of the parties and each party shall maintain the confidentiality of such proceedings and decision unless otherwise permitted by the other party.

(j)   The fees and expenses payable to the Arbitrator in connection with such determination will be borne 50% by Seller and 50% by Purchaser.

7.8   Strategic Capital Bank. The parties acknowledge that the trailers listed on Exhibit A with Strategic Capital Bank named as the lien holder (the “SC Trailers”) are pledged as collateral to Strategic Capital Bank. As soon as practicable after the Effective Date, Seller shall obtain from Strategic Capital Bank (i) a written payoff letter confirming the amount due on the loan(s) secured by the SC Trailers, (ii) copies of the title

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certificates for the SC Trailers and (iii) copies of draft lien releases for each SC Trailers. Within five (5) business days of receipt of written confirmation from Strategic Capital Bank that it will deliver the title certificates and lien releases for the SC Trailers upon receipt of the Strategic Capital Amount, Purchaser shall pay Seller, or at Seller’s direction, Strategic Capital Bank, the Strategic Capital amount by wire transfer or other form of readily available funds. Immediately upon receipt from Strategic Capital Bank of the title certificates and lien releases applicable to the SC Trailers, Seller shall endorse the title certificates and deliver to Purchaser the endorsed title certificates and lien releases for the SC Trailers. If Strategic Capital Bank has not agreed to release its liens on the SC Trailers within sixty (60) days after the Effective Date, then Purchaser’s obligation to purchase and Seller’s obligation to sell the SC Trailers shall terminate.

8.   MISCELLANEOUS.

8.1   Expenses. Each of the Purchaser and Seller shall pay its own expenses incurred in connection with this Agreement and the transactions contemplated hereby. Purchaser shall be responsible for transfer taxes, title registration fees and similar charges incurred in connection with the sale of the Purchased Assets.

8.2   Entire Agreement. This Agreement and the exhibits and Schedules hereto contain the complete agreement among the parties with respect to the transactions contemplated hereby and supersede all prior agreements and understandings, oral or written, among the parties with respect to such transactions. Section and other headings are for reference purposes only and shall not affect the interpretation or construction of this Agreement. The parties hereto make no representations or warranties except as expressly set forth in this Agreement or in any duly executed certificate or schedule delivered pursuant hereto.

8.3   Public Announcements. No party to this Agreement shall issue any press release relating to, or otherwise publicly disclose the transactions contemplated by this Agreement without the prior approval of the other party, which approval may not be unreasonably withheld or delayed. Notwithstanding the foregoing, any party may make such disclosure as may be required by Law, provided the disclosing party provides to the other party reasonable advance written notice of such required disclosure describing the substance of the proposed disclosure (such as the content of a proposed press release).

8.4   Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original, and such counterparts together shall constitute only one original.

8.5   Notices. All notices, demands, requests or other communications that may be or are required to be given, served or sent by any party to any other party pursuant to this Agreement shall be in writing and shall be transmitted by a reputable overnight courier service or by hand delivery or facsimile transmission, addressed as follows:

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(i)	If to Seller:	Douglas A. Wilson PFT Roberson, Inc. 1100 South Roberson Drive Mahomet, IL 61853 Tel: 217-586-8003 Fax: 217-586-8273

	w/ a copy to:	David B. Sholem Meyer Capel, A Professional Corporation 306 West Church Street Champaign, IL 68120 Tel: 217-352-1800 Fax: 217-352-1083

(ii)	If to Purchaser:	Stephen Russell, Chairman and CEO Celadon Trucking Services, Inc. One Celadon Drive Indianapolis, IN 46235 Tel: 317-972-7000 Fax: 317-890-8099

Each party may designate by notice in writing a new address to which any notice, demand, request or communication may thereafter be so given, served, or sent. Each notice, demand, request or communication that is mailed, delivered, or transmitted in the manner described above shall be deemed sufficiently given, served, sent and received for all purposes at such time as it is delivered to the addressee (with the return receipt, the delivery receipt, fax confirmation sheet or the affidavit of courier or messenger being deemed conclusive evidence of such delivery) or at such time as delivery is refused by the addressee upon presentation.

8.6   Assignment; Successors and Assigns. This Agreement may be assigned by either of the parties hereto by providing the other party with prior written notice of such assignment. This Agreement and the rights, interests and obligations hereunder shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

8.7   Governing Law. This Agreement shall be construed and enforced in accordance with the Laws of the State of Illinois.

8.8   Waiver and Other Action. This Agreement may be amended, modified, or supplemented only by a written instrument executed by the parties against which enforcement of the amendment, modification or supplement is sought.

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8.9   Severability. If any provision of this Agreement is held to be illegal, invalid, or unenforceable, such provision shall be fully severable, and this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision were never a part hereof; the remaining provisions hereof shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance; and in lieu of such illegal, invalid or unenforceable provision, there shall be added automatically as part of this Agreement, a provision as similar in its terms to such illegal, invalid or unenforceable provision as may be possible and be legal, valid and enforceable so as to give effect to the intention of the parties.

8.10   Third-Party Beneficiaries. This Agreement and the rights, obligations, duties and benefits hereunder are intended for the parties hereto, and no other person or entity shall have any rights, obligations, duties and benefits pursuant hereto.

8.11   Mutual Contribution. The parties to this Agreement and their counsel have mutually contributed to its drafting. Consequently, no provision of this Agreement shall be construed against any party on the ground that such party drafted the provision or caused it to be drafted or the provision contains a covenant of such party.

8.12   Business Days. Whenever any obligation hereunder is required to be performed on a day which is not a “business day,” the time required for such performance shall be extended to the next succeeding calendar day which is a business day. As used herein, the term “business day” shall mean any day other than (i) a Saturday, (ii) a Sunday or (iii) a day on which commercial banks are authorized or required to close in Chicago, IL or Champaign, IL.

[This space intentionally left blank. Signature page follows.]

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement to be effective as of the Effective Date.

                Seller:

                PFT Roberson, Inc.,
                An Illinois corporation

                By: /s/ Douglas A. Wilson

                Name: Douglas A. Wilson

                Title: Chairman & CEO

                CX Roberson, Inc.,
                An Illinois corporation

                By: /s/ Douglas A. Wilson

                Name: Douglas A. Wilson

                Title: Chairman & CEO

                Purchaser:

                Celadon Trucking Services, Inc.,
                a New Jersey corporation

                By: /s/ Paul Will

                Name: Paul Will

                Title: CFO

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List of Omitted Schedules and Exhibits

The following schedules and exhibits to the Asset Purchase Agreement have been omitted and shall be furnished supplementally to the Commission upon request.

EXHIBIT A:

EXHIBIT A-1	Rolling Stock - Tractors
EXHIBIT A-2	Rolling Stock - Trailers
EXHIBIT A-3	Rolling Stock - Related Equipment
EXHIBIT A-4	Other Assets

SCHEDULE 1.2	List of contracts, leases, agreements, and/or permits assigned to Purchaser

SCHEDULE 1.6	List of Rolling Stock items for which Purchaser is not entitled to a Post-Closing Credit

SCHEDULE 1.8	Purchase Price allocation

SCHEDULE 5.2(a)	Driver List

SCHEDULE 5.2(d)	Non-Driver List

SCHEDULE 5.6	List of Non-Drivers not offered employment by Purchaser